[FLEXIBLE SOLUTIONS LETTERHEAD]

May 9, 2006

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc.
Amendment No. 2 to Registration Statement on Form S-3, filed March 30, 2006
(File No. 333-124751); Annual Report on Form 10-KSB for the Year Ended
December 31, 2005, filed on March 9, 2006; Annual Report on Form 10-KSB/A for the Year Ended December 31, 2004, filed on March 9, 2006; and Current
Report on Form 8-K, filed March 13, 2006 (File No. 1-31540)

Dear Ms. Long:

        Flexible Solutions International, Inc. (the “Company”), has reviewed the Securities and Exchange Commission (the “Commission”) letter dated April 18, 2006 (the “April 18 Comment Letter”) regarding Amendment No. 2 to the Company’s Registration Statement on Form S-3 (the “Registration Statement”), filed by the Company on March 30, 2006, its Annual Report on Form 10-KSB for the year ended December 31, 2005 (the “2005 Form 10-KSB”), filed by the Company on March 9, 2006, its Annual Report on Form 10-KSB/A for the year ended December 31, 2004 (the “2004 Form 10-KSB/A”), filed by the Company on March 9, 2006, and its Current Report on Form 8-K dated March 10, 2006 (the “March 10 Form 8-K”), filed by the Company on March 13, 2006. The Company responds to the April 18 Comment Letter as follows:

        A.     Response to Commission Comment 1 (“Form 10-KSB for the year ended December 31, 2005 [2004], Financial Statements, Report of Independent Registered Public Accounting Firm, page F-1”)

        We note at the outset that we believe that the Commission’s first comment is intended to refer to the 2004 Form 10-KSB/A. With respect to the Commission’s comment as to why Cinnamon Jang Willoughby & Company (“CJW”) issued two different audit reports related to the financial statements for the year ended December 31, 2004, the Company respectfully informs the Commission that the auditors’ report for the financial statements for the year ended December 31, 2004 contains a typographical error. The auditors’ report should be dated as of February 11, 2005. If the Commission has no further comments with respect to this issue, the Company will file via EDGAR an amendment to its 2004 Form 10-KSB, and such amendment shall include a corrected CJW auditors’ report containing the correct date of such report.

Ms. Pamela A. Long
Securities and Exchange Commission
May 9, 2006

        B.     Response to Commission Comment 2 (“Item 8A. Controls and Procedures”)

        With respect to the Commission’s request for a more detailed explanation as to how the Company was able to conclude that its disclosure controls and procedures were effective as of September 30, 2005 and December 31, 2005, the Company respectfully informs the Commission that, prior to each of the periods referenced above, the Company’s management conducted its internal controls evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Based upon those evaluations, as conducted pursuant to the Company’s protocols, management, the Company’s board of directors and the audit committee of the Company’s board of directors, concluded that the Company’s disclosure controls and procedures were effective as of such periods.

        The restatement of the Company’s financial statement was required because of human clerical error in transferring the inventory floor count to computerized spreadsheets. The Company respectfully informs the Commission that such errors are uncommon and the Company believes it is not possible to design a system that absolutely prevents human error. Following the mis-transcription of the inventory count, management—in good faith—used inventory floor count number to produce the Company’s financial statements for the quarter ended September 30, 2005. These financial statements were then presented to, and reviewed by, CJW, the Company’s senior management, as well as the board of directors and the audit committee of the board of directors, prior to including them in the Form 10-QSB for the quarter ended September 30, 2005 (the “September 30 Form 10-QSB”).

        In reviewing and assessing the September 30 Form 10-QSB, each reviewing person of the Company (whether management, director, or audit committee member) accepted that the data was accurate. To do otherwise would require each such person to possess an incredible amount of knowledge about the financial intricacies of the Company and/or would require the continual re-checking of each numerical value generated to ensure accuracy. Notwithstanding the above however, as part of the Company’s internal control protocols senior management of the Company selects for review in the next reporting period various numerical data from the previous period. During the compilation of data to be used in the financial statements contained in the 2005 Form 10-KSB (i.e. the next reporting period following the mis-transcription), senior management discovered that the number assigned to inventory for the quarter ended September 30, 2005 appeared to be suspect and immediately investigated the issue. Within fifteen days of senior managements review, the mis-transcription had been discovered and corrected.

Ms. Pamela A. Long
Securities and Exchange Commission
May 9, 2006

        After correction and disclosure, management referred the matter to the Company’s audit committee of the board of directors for review and determination as whether a change to the Company’s inventory control protocol was necessary or advisable. On January 25, 2006, the audit committee of the board of directors recommended a change to the Company’s internal controls related to inventory, which now requires that quarterly and annual inventory counts be conducted by plant managers, accompanied by either an equal or more senior level executive from a division reporting directly to the head office of the Company, or by an independent accountant reporting in the same manner. This change was implemented and made effective during the first quarter of 2006. Although the Company modified its internal control procedures related to inventory matters in the first quarter of 2006, management, the Company’s board of directors, including its audit committee, and CJW each concluded that no change in the assessment of the effectiveness of the Company’s internal controls for the periods referenced above was necessary based on an isolated event of human error. The foregoing explanation and modification of the Company’ s internal controls will be disclosed in the Company’s Form 10-QSB for the period ended March 31, 2006.

        C.     Response to Commission Comment 3 (“Form 8-K dated March 10, 2006”)

        The Company has filed with the Commission an amendment to its Form 8-K, which amendment was filed on May 5, 2005 (the “Amendment to Form 8-K”). In light of the non-GAAP financial measures included in the March 10 Form 8-K, the Amendment to Form 8-K provides the disclosures required for non-GAAP financial measures, as set forth in Instruction 2 to the Form 8-K and Item 100(a) of Regulation G.

        If you have any further comments regarding this letter or the responses contained herein, please contact directly the attorney for the Company, Deepak Nanda, at (310) 975-7912 with any questions or comments regarding this matter. Mr. Nanda’s facsimile number is (310) 557-8475.

Very truly yours,
FLEXIBLE SOLUTIONS INTERNATIONAL, INC.
/s/ Daniel B. O'Brien
Daniel B. O'Brien
President and Chief Executive Officer

cc:	Chris Edwards (via EDGAR only) Matt Franker (via EDGAR only) Nudrat Salik (via EDGAR only) Marie Humphrey (via EDGAR only) Andrew B. Serwin Deepak Nanda